FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F        ☒       Form 40-F       ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐        No       ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 27th May, 2005
Chairman - Chief Executive Officer

NATIONAL BANK OF GREECE

Press Release

The Boards of Directors of National Bank of Greece (NBG) and National Investment Company following their 13.5.2005 resolutions for the merger by absorption of the latter by the former, met today and decided to seek approval from their Shareholders’ General Meetings for a share exchange ratio of 1 share of NBG for 12 shares of the National Investment Company.

The valuation methods used to determine the relative values and the share exchange ratio between the two entities comprised the market capitalization method and the fundamental analysis method.

As already announced, the merger will be effected in accordance with the provisions of articles 1-5 of Law 2166/1993, art 69 et. seq. Companies Act 2190/1920, and art. 16 of Law 2515/1997 as in force, subject to all corporate resolutions, due observance of legal procedures and the authorities’ approvals.

The Board of Directors of National Bank of Greece and National Investment Co. appointed as independent auditors PriceWaterhouseCoopers and Grant Thornton respectively, to determine the book value of the two entities’ assets as of the transformation date (31.5.2005). The auditors will examine the draft merger agreement as approved by the two Boards of Directors and will render an opinion as to the fairness and reasonableness of the proposed share exchange ratio. Emporiki Bank, as independent credit institution, has assessed the aforementioned share exchange ratio as fair and reasonable and the prospects of the merger as positive.

Upon the completion of the merger and the cancellation of the National Investment Co. shares held by NBG, the total number of shares of the National Bank of Greece will increase by 5.023.534 shares, which will be added to the outstanding 331.575.511 shares, resulting to a total number of 336.599.045 of shares. The shareholders of the two entities will receive dividend for the fiscal year of 2005 from NBG after the completion of the merger.

The reports of the auditors’ and the independent credit institution will be submitted to the Shareholders’ General Meetings of NBG and National Investment Co. In addition, the Boards of the two entities will submit to the Shareholders’ General Meetings detailed reports that will elaborate and justify, both financially and legally, the draft merger agreement and in particular the share exchange ratio.

Finally, the Shareholders’ General Meetings of both entities will be convened to approve the draft merger agreement. After their approval, the merger agreement will be signed by National Bank of Greece and National Investment Company.

Athens, 26 May 2005